SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DYNAMICS RESEARCH CORPORATION

(Name of Subject Company)

DYNAMICS RESEARCH CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

268057106

(CUSIP Number of Class of Securities)

James P. Regan

Chairman, President and Chief Executive Officer

Two Tech Drive

Andover, Massachusetts 01810-2434

(978) 289-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Richard F. Langan, Esq.	William Mutryn, Esq.
Daniel McAvoy, Esq.	Jonathan Wolcott, Esq.
Nixon Peabody LLP	Holland & Knight LLP
437 Madison Avenue	1600 Tysons Boulevard, Suite 700
New York, NY 10022	Tysons Corner VA, 22102
(212) 940-3140	(703) 720-8600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication relating to the proposed acquisition of Dynamics Research Corporation, a Massachusetts corporation (the “Company”), by Engility Corporation, a Delaware corporation (“Parent”) and wholly owned subsidiary of Engility Holdings, Inc., a Delaware corporation (“Engility”), and Engility Solutions, Inc., a Massachusetts corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of an Agreement and Plan of Merger, dated December 20, 2013, by and among the Company, Parent and Merger Sub:

(i) joint press release of the Company and Engility, dated December 23, 2013.

Joint Press Release

Engility to Acquire Dynamics Research Corporation

Complementary Businesses Expand Market Opportunity with New Customers in High Priority Markets

Further Diversifies Engility’s Government Services Offerings and Access to Contract Vehicles

Expected to be Accretive to 2014 Earnings and Significantly Accretive to Earnings in 2015 and Beyond

CHANTILLY, VA and ANDOVER, MA – December 23, 2013, Engility Holdings, Inc. (NYSE: EGL) and Dynamics Research Corporation (“DRC” - NASDAQ: DRCO), today announced that they have entered into a definitive agreement under which Engility will acquire DRC. DRC is a U.S. government services, information technology and management consulting firm with leading capabilities in Healthcare, Homeland Security, Research & Development, Intelligence, Surveillance & Reconnaissance (ISR), Financial Regulation & Reform, and Defense Readiness, Logistics and Command, Control & Communications (C3).

Under the terms of the agreement, Engility will commence a tender offer for all outstanding shares of DRC common stock at a price of $11.50 in cash for each outstanding share. The transaction, which was unanimously approved by the boards of directors of both companies, is expected to be accretive to Engility’s 2014 earnings and significantly accretive to 2015 earnings and beyond. The acquisition is anticipated to close during the first quarter of 2014, subject to customary closing conditions and regulatory approval.

Founded in 1955, DRC has a proven track record of supporting the government’s highest priority programs in the Science and Engineering, IT, and technical and management consulting markets. DRC’s broad portfolio of over 300 active contracts, with prime positions on key Department of Defense (DoD) and federal civilian agency Indefinite Delivery, Indefinite Quantity (IDIQ) contract vehicles, will expand Engility’s addressable market and further diversify its customer base in the U.S. Air Force, U.S. Navy, Department of Health and Human Services, Department of Veterans Affairs, Department of Homeland Security, Intelligence Community, and other federal civilian and DoD customers. DRC has more than 1,100 employees, is a prime contractor on approximately 80% of its work, and has a track record of solid financial performance, with estimated revenue in 2013 of $274-277M and adjusted EBITDA of $24.3-24.7M.

“This acquisition is consistent with our strategy to expand and diversify our services offerings and presence with adjacent customers. It positions Engility within new higher-end markets, supporting enduring customer priority missions, and provides access to key prime contract vehicles. Long-term success in today’s consolidating federal services market will depend on both organic growth and strategic M&A to derive the benefits of scale and provide contracting flexibility to our customers,” said Engility President and CEO Tony Smeraglinolo. “DRC’s leadership team has successfully repositioned the company in high priority market areas. The company’s impressive contract portfolio significantly expands our combined market opportunity in areas where we currently do not have an existing customer relationship or where we are currently underrepresented. I look forward to welcoming DRC’s highly-talented employees to the Engility team.”

Jim Regan, DRC’s Chairman and CEO, added, “We are very excited to join the Engility team. Its customer and mission focus, long-term growth strategy and competitive business model are differentiated in the pure-play services market. Engility’s scale and ability to focus on growth in our high priority markets offers compelling new opportunities to both our employees and customers. It is a great cultural fit, and our customers will benefit from our combined expertise and broader service offerings.”

Completion of the transaction is subject to, among other things, the valid tender without withdrawal of a two-thirds majority of the outstanding shares of DRC common stock, regulatory approvals including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions. Following completion of the tender offer, subject to customary exceptions, any shares of DRC stock not tendered will be converted into the right to receive the same price per share paid by Engility in the tender offer. The transaction is not subject to any financing condition.

Bank of America Merrill Lynch is serving as the financing provider to Engility.

SunTrust Robinson Humphrey, Inc. is serving as financial advisor to Dynamics Research Corporation, and Stifel, Nicolaus & Company, Incorporated provided a fairness opinion to DRC’s board of directors in connection with the transaction.

Bass, Berry & Sims, PLC is providing legal counsel to Engility; Holland & Knight LLP and Nixon Peabody LLP are providing legal counsel to Dynamics Research Corporation.

CONFERENCE CALL INFORMATION

Engility will host a conference call at 8:30 A.M. ET on December 23, 2013, to discuss the acquisition and answer questions from investors and financial analysts.

Listeners may access a webcast of the live conference call from the Investor Relations section of the company’s website at http://www.EngilityCorp.com. Listeners may also access a slide presentation on the website. Listeners should go to the website at least 15 minutes before the live event to download and install any necessary audio software.

Listeners also may participate in the conference call by dialing (866) 543-6403 (primary) or (617) 213-8896 (secondary) and entering pass code 28375522.

A replay will be available on the company’s website approximately two hours after the conference call and continuing for one year. A telephonic replay also will be available through December 30, 2013 at (888) 286-8010 (primary) or (617) 801-6888 (secondary) and entering pass code 20966515.

ABOUT ENGILITY CORPORATION

Engility is a pure-play government services contractor providing highly skilled personnel wherever, whenever they are needed in a cost-effective manner. Headquartered in Chantilly, Virginia, Engility is a leading provider of specialized technical consulting, program and business support services, engineering and technology lifecycle support, information technology modernization and sustainment, supply chain services and logistics management, and training and education for the U.S. Government. Engility has approximately 7,000 employees worldwide and achieved revenue of $1.66 billion in 2012. To learn more about Engility, please visit www.engilitycorp.com

ABOUT DYNAMICS RESEARCH CORPORATION

Dynamics Research Corporation (DRC) provides technology and management consulting solutions focused on driving performance, process and results for government clients. DRC offers innovative solutions and delivers rock solid results. DRC has large company capabilities and small company agility. Founded in 1955, DRC is a publicly held corporation (Nasdaq: DRCO) and maintains more than 25 offices nationwide with major offices in Andover, Massachusetts and the Washington, D.C. region. For more information please visit our website at www.drc.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements with respect to the tender offer and related transactions, the expectation that the transaction would be accretive to Engility’s earnings, expectations with respect to synergies and cost savings, the closing of the tender offer and related transactions, the combined capabilities of the companies, expectations regarding DRC’s 2013 estimated revenue and EBITDA, expectations regarding expanded market opportunities, size and growth, market and industry trends, and general business outlook. When used in this press release, the words “will,” “expected,” “anticipated,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including the inability to achieve anticipated synergies, cost reductions or operating efficiencies without unduly disrupting business operations, unexpected costs associated with, or inability to complete, integration activities in a timely manner, the possibility that key personnel of DRC may not be retained by Engility, responses from competitors, customers, and partners, uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many of DRC’s stockholders may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. Engility does not assume any obligation to update any forward looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: costs related to the transaction, the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that Engility’s and DRC’s respective businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors which could affect the company’s financial results is provided in documents filed by Engility with the U.S. Securities and Exchange Commission.

NOTICE TO INVESTORS

The tender offer for the outstanding shares of common stock of DRC described in this communication has not yet commenced. This press release is for informational purposes only and is not an offer to purchase any shares of DRC or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Engility will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and DRC will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to DRC stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.